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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    000-21369

A CLEAN SLATE, INC.

(Exact name of registrant as specified in its charter)

1750 Osceola Blvd., West Palm Beach, FL 33409          Telephone 786-236-6434

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.000001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	[ X ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(l)(i)	[ ]
Rule 12h-3(b)(l)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:                18

Pursuant to the requirements of the Securities Exchange Act of 1934 A CLEAN SLATE, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 13, 2012	By:	/s/ Richard Astrom
Richard Astrom, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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